

September 7, 2012

Via E-mail
Matthew Mecke
Chief Executive Officer, President, Chief Financial Officer and Director
Sino Payments, Inc.
Unit T25, GF Bangkok Bank Building
18 Bonham Strand West
Sheung Wan, Hong Kong

> **Re:** **Sino Payments, Inc.**
> **Information Statement on Schedule 14A**
> **Filed August 31, 2012**
> **File No. 000-53537**

Dear Mr. Mecke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you obtained the consents of the shareholders who approved this proposal and provide a legal analysis detailing how acquiring the consents from the shareholders did not constitute a solicitation of proxies. Please include in the analysis a table showing the percentage of outstanding shares held by each person signing the consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Attorney Advisor

cc: Angela Fontanini
        Carrillo Huettel, LLP
        3033 Fifth Avenue, Suite 400
        San Diego, CA 92103